From:	ABIGAIL MURRAY [amurray@vedderprice.com]
Sent:	Tuesday, November 08, 2011 3:52 PM
To:	Brown, Kieran G.
Subject:	Fwd: Nuveen Strategy Funds - N-14s

Kieran,

As a follow-up to our call, the Registrant confirms that if the Funds were to invest in closed-end funds, the Funds would periodically monitor the published holdings of such funds.

Regards,
Abigail

>>> ABIGAIL MURRAY 11/8/2011 2:15 PM >>>
Kieran,

In response to our conversation yesterday, attached is revised language to be included in the sections entitled "Fundamental Investment Restrictions" and "Investment Adviser and Sub-Adviser" in the N-14s for Nuveen Strategy Funds, Inc., as well as additional information with respect to the "Fundamental Investment Restrictions" section.

Please let us know if you are comfortable with the changes.

Regards,
Abigail

VEDDER PRICE P.C.

Abigail J. Murray
Attorney at Law
312-609-7796 | 312-609-5005 (fax)
amurray@vedderprice.com
Assistant: Virginia (Ginny) Knizner, 312-609-7698

Vedder Price P.C.
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Chicago, Illinois 60601
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